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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)



                             PULASKI FINANCIAL CORP.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    745548107
                        ---------------------------------
                                 (CUSIP Number)

         Leon A. Felman, 25 West Brentmoor Park, Clayton, Missouri 63105
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 28, 2004
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|.



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                                  SCHEDULE 13D

CUSIP No.  745548107
           ---------


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   1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Leon A. Felman
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) /_/
                                                                         (b) /_/

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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS

       PF
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   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    /_/
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

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                        7   SOLE VOTING POWER
      NUMBER OF             356,564
       SHARES
    BENEFICIALLY        --------------------------------------------------------
      OWNED BY          8   SHARED VOTING POWER
        EACH                3,000
      REPORTING         --------------------------------------------------------
       PERSON           9   SOLE DISPOSITIVE POWER
        WITH                356,564
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                            3,000
--------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       359,564

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
       6.53%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
        IN; PN
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Item 1.     Security and Issuer
            -------------------

      This Schedule 13D relates to shares of common stock, par value $0.01 per share, of Pulaski Financial Corp. (the "Company"), a Missouri corporation, having its principal executive offices at 12300 Olive Boulevard, St. Louis, Missouri 63141.

Item 2.     Identity and Background
            -----------------------

            (a)   This Schedule 13D is being filed on behalf of Leon A. Felman.

            (b) Mr. Felman's home address is 25 West Brentmoor Park, Clayton, Missouri 63105.

            (c) Mr. Felman is the managing partner of The Felman Family Partnership, LP, which invests in the securities of banks, thrifts and real estate trust investment corporations. The Felman Family Partnership LP is located at 25 West Brentmoor Park, Clayton, Missouri 63105. Mr. Felman is also a director of the Company and of Pulaski Bank, the Company's wholly-owned subsidiary. Both the Company and Pulaski Bank are located at 12300 Olive Boulevard, St. Louis, Missouri 63141.

            (d) Mr. Felman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

            (e) Mr. Felman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Mr. Felman is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

      Mr. Felman acquired 356,564 shares of Company common stock for a total of $2,676,255. All of the funds used to acquire these shares were personal funds of Mr. Felman.

      Mr. Felman is also the beneficial owner of: (1) 1,500 shares in his spouse's individual retirement account, which were acquired for a total of $7,972; and (2) 1,500 shares in his daughter's individual retirement account, which were acquired for a total of $7,972. All of the funds used to acquire these shares were personal funds of Mr. Felman's wife and daughter.


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Item 4.     Purpose of Transaction
            ----------------------

      The shares being covered by this Schedule 13D are being held for investment purposes. Mr. Felman may from time to time acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

      Except as described above and in his capacity as a director of the Company and Pulaski Bank, Mr. Felman does not have any present plans or proposals that relate to or would result in:

      (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b)   an   extraordinary   corporate   transaction,   such  as  a  merger,
            reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g)   changes   in  the   Company's   charter,   bylaws   or   instruments
            corresponding   thereto  or  other  actions  which  may  impede  the
            acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

      (j)   any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

      (a) Mr. Felman beneficially owns 359,564 shares, representing 6.53% of the 5,503,549 outstanding shares of the Company's common stock.

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     (b)   Mr. Felman has sole voting and dispositive power over 356,564 shares.

           Mr. Felman shares voting or dispositive power over 1,500 shares with his spouse. Mrs. Felman's home address is 25 West Brentmoor Park, Clayton, Missouri 63105. Mrs. Felman is a self-employed costume jewelry distributor. Mrs. Felman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. Mrs. Felman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Felman is a United States citizen.

           Mr. Felman shares voting or dispositive power over 1,500 shares with his daughter, Amy Felman-Levin. Mrs. Felman-Levin's home address is 22 Crestwood Drive, Clayton, Missouri 63105. Mrs. Felman-Levin is a self-employed real estate developer. Mrs. Felman-Levin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. Mrs. Felman-Levin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Felman-Levin is a United States citizen.

      (c) Mr. Felman has effected the following transactions in the common stock of the Company during the past sixty days:


       Date            Type of Transaction     Number of Shares  Price Per Share
May 10, 2004        Open market purchase              5,000           $17.55
May 21, 2004        Open market purchase              3,300           $17.00
May 26, 2004        Open market purchase              1,700           $17.00
June 1, 2004        Open market purchase              2,910           $16.50
June 2, 2004        Open market purchase              2,090           $16.50

      (d) Not applicable.

      (e) Not applicable.


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Item 6.     Contracts,  Arrangements,  Understandings,  and  Relationships  with
            --------------------------------------------------------------------
            Respect to  Securities of the Issuer
            ------------------------------------

      There are no contracts, arrangements, understandings or relationships between Mr. Felman and any person with respect to any securities of the Company's common stock.

Item 7.     Material Required to be Filed as Exhibits
            -----------------------------------------

      None.



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                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 2, 2004                        By: /s/ Leon A. Felman
                                        ----------------------------------------
                                        Leon A. Felman


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